Exhibit 10.1
2008 Performance Bonus Plan for Executive Officers
     All of the executive officers of Western Refining, Inc. (the “Company”) are eligible for a discretionary annual performance bonus, as determined by the Compensation Committee (the “Committee”), subject to the Company achieving target financial metrics in 2008 (measured in terms of EBITDA). EBITDA represents earnings before interest expense, income tax expense, amortization of loan fees, write-off of unamortized loan fees, depreciation and amortization.
     The amount of the bonus payment under the 2008 performance bonus plan will be determined by the Committee in the first quarter of 2009. Bonus amounts are subject to the discretion of the Committee and can range from zero up to an amount not to exceed 300% of each executive’s 2008 base salary. The Committee will have discretion to determine the actual amount of bonus payable, subject to the maximum set forth in the prior sentence, and may use the following performance metrics as a guideline in determining the amount of bonus payable to each executive officer: (1) the Company’s safety record, (2) the Company’s environmental record, (3) the Company’s productivity and (4) the executive officer’s individual performance.
     Pursuant to the 2008 performance bonus plan, payments of the bonus amounts may be made in cash, restricted stock or a combination of both, in the discretion of the Committee. Executive officers will be given the option to convert any portion of their cash bonus into shares of restricted stock at a conversion rate of 150% of the cash bonus, subject to certain limitations. The vesting period for any restricted stock granted pursuant to the 2008 performance bonus plan will be determined by the Committee.